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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                             HOLOPHANE CORPORATION
                           (Name of Subject Company)
                             NSI ENTERPRISES, INC.
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    43645B10
                     (CUSIP Number of Class of Securities)

                             KENYON W. MURPHY, ESQ.
                      VICE PRESIDENT AND ASSOCIATE COUNSEL
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   NSI CENTER
                          1420 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3002
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              RUSSELL B. RICHARDS
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600
                             ---------------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:
$94,165

FORM OR REGISTRATION NO.:
Schedule 14D-1

FILING PARTY:
National Service Industries, Inc. and NSI Enterprises, Inc.

DATE FILED:
June 25, 1999

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     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 25, 1999 and as amended and supplemented on July 9, 1999, July 20, 1999, and July 26, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by NSI Enterprises, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of National Service Industries, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Holophane Corporation, a Delaware corporation (the "Company"), at a price of $38.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On July 29, 1999, Parent announced that it had merged Purchaser into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger, and that the Merger became effective July 29, 1999. Because Parent had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, and each Share, if any, owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent, the Purchaser or the Company, which shall be canceled, and Shares owned by stockholders who have perfected their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) was converted into the right to receive $38.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon. The full text of the press release is set forth in Exhibit (a)(11) and is incorporated herein by reference.

     On July 29, 1999 the Parent requested that the New York Stock Exchange (the "NYSE") delist the Shares from the NYSE and filed on Form 15 with the Securities and Exchange Commission to deregister the Shares under the Securities Exchange Act of 1934, as amended.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          Pursuant to the Offer, which expired at 12:00 midnight, New York City Time, on Friday, July 23, 1999, the Purchaser ultimately acquired approximately 10,323,872 Shares. Such Shares represent approximately 98% of all outstanding Shares.

     The information provided in this Final Amendment under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(11) Press Release issued by Parent on July 29, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                          NATIONAL SERVICE INDUSTRIES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                            Title: Chairman of the Board,
                                            President and Chief Executive
                                              Officer

                                          NSI ENTERPRISES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                            Title: Chairman of the Board,
                                            President and Chief Executive
                                              Officer

Date: July 29, 1999
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                                 DESCRIPTION
-------                               -----------
(a)(11)  --   Press Release issued by Parent on July 29, 1999